STRATASYS LTD.
C/O STRATASYS, INC.
5995 OPUS PARKWAY
MINNETONKA, MN 55343
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.				For address changes/comments, mark here (see reverse side for instructions).
The Board of Directors recommends a vote FOR Proposals 1, 2 and 3 .	For	Against	Abstain

1.Re-election of the following nominees to serve as directors of Stratasys Ltd. (the “Company”) until the next annual general meeting of shareholders and until the due qualification of their successors:
				Please indicate if you plan to attend this meeting	Yes ☐	No ☐
1a. Dov Ofer	☐	☐	☐
NOTE: BY EXECUTING AND SUBMITTING THIS PROXY CARD, YOU ARE DEEMED TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW, 5759-1999) IN THE APPROVAL OF PROPOSAL 2

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposal 2, you should not submit your vote on Proposal 2 via this proxy card and you should instead contact our Chief Legal Officer, Vered Ben-Jacob at vered.benjacob@stratasys.com, who will instruct you how to submit your vote In that case, your vote will count towards or against the ordinary majority required for the approval of Proposal 2, but will not count towards or against the special majority required for the approval of that proposal

1b. Yuval Cohen	☐	☐	☐
1c. S. Scott Crump	☐	☐	☐
1d. Aris Kekedjian	☐	☐	☐
1e. John J. McEleney	☐	☐	☐
1f. David Reis	☐	☐	☐
1g. Yair Seroussi	☐	☐	☐
1h. Adina Shorr	☐	☐	☐
2.Approval of an amended compensation package for the Company’s Chief Executive Officer, Mr. Yoav Zeif.	☐	☐	☐

3.Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31,
2025 and additional period until next annual meeting, and authorization of the Company’s board of directors to set their remuneration

	☐	☐	☐
NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on his/her/its behalf upon such other matters as may properly come before the 2025 Annual General Meeting of Shareholders of Stratasys Ltd. (the “Annual Meeting”) or any adjournments thereof (as to be determined by the chairman of the Annual Meeting, in his/her sole discretion). The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the Notice of the Annual Meeting was published via press release and Form 6-K on August 20, 2025.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date			Signature (Joint Owners)		Date

STRATASYS LTD.
2025 Annual General Meeting of Shareholders
3:00 p.m. Israel Time
September 30, 2025
Meitar Law Offices
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

To obtain directions to the location of the 2025 Annual General Meeting of Shareholders, you can contact Investor Relations at:
Stratasys Ltd.
c/o Stratasys, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
Attn: Yonah Lloyd – Chief Communications Officer and Vice President- Investor Relations
Email: Yonah.Lloyd@stratasys.com

c/o Stratasys, Inc. 5995 Opus Parkway Minnetonka, MN 55343	1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel
PROXY

The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "Company"), hereby appoints Eitan Zamir, Vered Ben-Jacob, J. David Chertok and Jonathan M. Nathan, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned יholds of record as of August 20, 2025, at the 2025 Annual General Meeting of Shareholders of the Company (the "Annual Meeting") to be held at 3:00 p.m., Israel time, on September 30, 2025 and any adjournments thereof, as indicated on the reverse side.
THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 3, AS DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING (WHICH BUSINESS SHALL BE SUBJECT TO THE SOLE DISCRETION OF THE CHAIRMAN OF THE ANNUAL MEETING).
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

If you have any question concerning how to complete or submit this proxy, please contact Yonah Lloyd, the Company’s Chief Communications Officer and Vice President- Investor Relations, at Yonah.Lloyd@stratasys.com.

Address Changes/Comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side